VIA EDGAR AND FEDERAL EXPRESS

October 16, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          USANA Health Sciences, Inc.

Form 10-K for the fiscal year ended January 3, 2009

File No. 000-21116

Dear Mr. Rosenberg:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to your letter dated September 22, 2009, which sets forth five comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 3, 2009 (the “2008 Form 10-K”). For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and the Company’s response to each comment directly follows the applicable text in regular type.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results Contractual Obligations and Commerical Contingencies, page 54

1.              Please disclose the outstanding line of credit and the related estimated interest expense in the contractual obligations table.

USANA’s Response:

The Company acknowledges the Staff’s comment and has reviewed its disclosure regarding its outstanding line of credit. Although the Company did not disclose the line of credit in the contractual obligations table, the Company believes it provided sufficient disclosure regarding the line of credit in both the liquidity and capital resources section of MD&A as well as in the narrative disclosure following the contractual obligations table. In response to the Staff’s request, however, the Company will disclose its outstanding line of credit and the related estimated interest expense in the contractual obligations table in future filings, beginning with the Company’s Form 10-K for the fiscal year-ending January 2, 2010 (the “2009 Form 10-K”).

Item 9A. Controls and Procedures

Management’s Consideration of Restatement, page 59

2.              You disclose that tax restatements resulted from a control deficiency regarding the tax compliance of equity awards granted prior to 2006 and that such deficiency was remediated in 2006.  Please disclose the nature of the internal control deficiency and how it was remediated.

USANA’s Response:

The Company acknowledges the Staff’s comment and, in an effort to be fully responsive to such comment, has provided the following additional information regarding the historical control deficiency surrounding the tax compliance of certain of the Company’s historical equity awards and its remediation:

Historical Control Deficiency. As disclosed in the Company’s 2008 Form 10-K, during 2008 the Internal Revenue Service (“IRS”) completed an audit of the Company’s tax returns for the 2003 through 2006 fiscal years. During this audit, the IRS disallowed certain deductions claimed by the Company as performance based compensation under Section 162(m) of the Internal Revenue Code. In February 2009, the Company settled the Section 162(m) matter with the IRS, which resulted in the payment of additional tax by the Company. As a result of this settlement, the Company determined it was appropriate to restate certain of its previously issued financial statements in March 2009.

Certain historical option grants under two of the Company’s historical equity plans were the basis for the IRS disallowing the Company’s deductions under Section 162(m). First, the two plans under which these grants were made did not include a provision which was necessary to qualify the grants as performance-based compensation under Section 162(m).  The missing provision was “the plan under which the option or right is granted states the maximum number of shares with respect to which options or rights may be granted during a specified period to any employee”. The plans contained a share limitation provision, which the Company believed satisfied the requirements of Section 162(m). The IRS, however, took the position that the provision did not satisfy Section 162(m). Second, prior to 2002, these equity plans were administered by an executive committee comprised mainly of USANA executives and the Company’s full Board of Directors. As such, the grants made under these plans prior to 2002 were not made by a compensation committee of two or more outside directors, which is also necessary to qualify the grants as performance-based compensation under Section 162(m). The Company believed that the plans, and the grants thereunder, qualified as performance-based compensation under Section 162(m). Consequently, the Company claimed tax deductions under Section 162(m) for compensation resulting from these grants that technically did not meet the requirements of Section 162(m). The occurrence of these events was determined to be an indicator of a deficiency in the Company’s internal controls surrounding its equity plan approval and grant practices at that time. However, as discussed below, this control deficiency was remediated by 2006.  Although the control deficiency was remediated by 2006, the Company first learned of the deficiency in 2008 as a result of the IRS audit.

Remediation. Beginning in July 2002, the Company’s equity grant practices began to evolve into what are now the Company’s current practices. This evolution included the following events:

•                  In 2002, the Company complied with the Sarbanes-Oxley Act of 2002 (“SOX”) and the related rules implemented by the Nasdaq Stock Market.  The Company’s actions in this regard included: (i) the implementation of internal controls over financial reporting as mandated by Section 404 of SOX; and (ii) the formation of a Compensation Committee consisting solely of independent directors. Since its formation in July 2002, the Compensation Committee has consisted solely of independent directors and has been responsible for managing and administering USANA’s equity plans.

•                  In 2005, in connection with executing its responsibilities over the Company’s executive compensation program, the Compensation Committee engaged a third-party compensation consultant (the “Consultant”) to review USANA’s executive compensation program. This review was performed, not because the Company believed it was out of compliance with Section 162(m) or other regulatory requirements, but as a matter of equity compensation best practices. As a result of the review, the Consultant suggested several structural changes to the Company’s historical equity grant practices and documents. For example, the Consultant recommended that the Company begin granting stock appreciation rights and deferred stock units (which by definition are performance-based compensation) in lieu of stock options. The Company, at that time and until the IRS audit during 2008, believed that the grants it had made under its historical plans were Section 162(m) compliant. The Compensation Committee adopted the Consultant’s recommendations and initiated the creation of a new equity compensation plan that would accomplish each of the objectives recommended by the Consultant.

•                  In 2006, the Company’s Board of Directors and shareholders approved the Company’s 2006 Omnibus Equity Incentive Award Plan (the “2006 Plan”). The 2006 Plan reflects the recommendations of the Consultant and contains all of the requisite provisions to qualify grants as performance-based compensation under Section 162(m). Upon approval of the 2006 Plan, the Compensation Committee determined that no new awards would be granted under the historical plans, thereby eliminating the possibility of additional awards from a plan that was technically not compliant with Section 162(m) as described above.

The foregoing actions taken by the Company and the Compensation Committee resulted in the implementation of greater controls surrounding the Company’s equity grant practices and the elimination of the factors indicating the control deficiency described above. Accordingly, the historical factors indicating a control deficiency were not characterized as a continuing deficiency that could materially affect the Company’s financial reporting during its 2008 fiscal year. This is the case, even though the Company

(i) did not have knowledge of the control deficiency at the time it performed these actions, and (ii) did not learn of the control deficiency until 2008 as a result of the IRS audit.

Additionally, in connection with the control deficiency determination, the Company and its Audit Committee followed applicable SEC and PCAOB guidance and reviewed all of the facts and circumstances surrounding the control deficiency to determine whether the Company’s restatement of its financial statements constituted a material weakness in the Company’s internal controls over financial reporting as of January 3, 2009. After completing this review, the Company reached the following conclusions: (i) although factors indicating a control deficiency existed prior to 2002 and through 2005, these factors had been remediated by the Company by 2006; and (ii) the deficiency did not have a material qualitative or quantitative impact on the Company’s financial statements for any individual fiscal year. Consequently, management concluded that the restatement did not constitute a material weakness in the Company’s internal controls over financial reporting as of January 3, 2009. The Company’s Audit Committee agreed with the Company’s conclusion. Additionally, the Company’s independent registered public accountant provided its report for inclusion in the 2008 Form 10-K.

Disclosure.  The Company has reviewed the disclosure it initially provided under Item 9A. Controls and Procedures of the 2008 Form 10-K. In connection with this review, the Company has also evaluated the disclosure requirements of Item 9A, namely the requirement to provide the disclosure set forth in Items 307 and 308 of Regulation S-K. Neither Item 307 nor 308, to our knowledge, requires a registrant to disclose the nature of an internal control deficiency nor how it was remediated. Item 308, however, requires disclosure of a material weakness in the registrant’s internal control over financial reporting. The Company, however, did not disclose a material weakness under Item 9A of the 2008 Form 10-K; rather, it simply disclosed a control deficiency that occurred prior to 2006 and was remediated in 2006. The Company provided this disclosure in an effort to help the Commission and shareholders better understand the circumstances that led to the Company’s restatement of certain of its financial statements during the first part of 2009. The Company believes that its disclosure goes beyond the requirements of Items 307 and 308 of Regulation S-K and is not aware of any other SEC or financial regulation that would require further disclosure on this matter. As such, the Company believes that the disclosure it has provided under Item 9A of the 2008 Form 10-K is, in all material respects, sufficient and that further disclosure of the Company’s historical control deficiency and its remediation is not required and would not be meaningful to shareholders.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.              Please tell us how you classified the cash proceeds of $3,444,000 from the sale of the third-party contract manufacturing business in your statement of cash-flows and cite for us authoritative sources that support your accounting for this transaction.

In response to the Staff’s comment, the Company has provided the following information regarding its classification of the cash proceeds of $3,444,000 from the sale of certain assets of its third-party contract manufacturing business.

The $3,444,000 in proceeds originally disclosed in Note B were not received immediately at the time of closing.  The majority of the transaction, at closing, resulted in notes receivable in exchange for inventory and accounts receivable.  The Company received proceeds of $2,528,000 ($800,000 at closing and $1,728,000 subsequently) in 2007 and the remaining $916,000 was received in 2008.

The classification on the cash flow statement of this transaction was determined based on the type of asset that was sold.  The entire $746,000 of proceeds related to the sale of property and equipment during 2007 is contained in investing activities within the line item, “Proceeds from the sale of property and equipment” as required by SFAS 95, paragraph 15 and 16(c).  Cash proceeds relating to the sale of inventory and accounts receivable ($1,012,000 and $770,000, respectively in 2007), whether received at the closing of the transaction or subsequent to the closing were included with other changes in those accounts in the “Inventory” and “Prepaid expenses and other assets” operating activities line items for “Changes in operating assets and liabilities”.   The Company recognizes that the sale of inventory and the corresponding generation of the associated accounts receivable are transactions that impacted the Company’s net income.  SFAS 95, paragraph 21 indicates that “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”  The ultimate receipt of cash both by cash paid at closing and the collection of a temporary note receivable entered into at closing did not change the nature of the cash receipt associated with the sale of inventory or accounts receivable.  Additionally, paragraph 15 of SFAS 95 specifically excludes activities involving “materials that are part of the enterprise’s inventory” from being classified as investing activities and paragraph 22 (a) of SFAS 95 states that cash inflows from operating activities include “Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales” (emphasis added).

The Company has also reviewed its disclosure under Note B of the “Notes to Consolidated Financial Statements” along with its statement of cash-flows for the applicable period. In light of the foregoing information, the Company believes that it is appropriate to clarify the disclosure in Note B to more accurately explain the proceeds of the sale. Accordingly, the Company will provide the following revised disclosure (see underlined) in Note B in its 2009 Form 10-K:

NOTE B — DISCONTINUED OPERATIONS

Consistent with the Company’s long-term objectives of focusing on its Direct Selling Segment, on June 5, 2007, the Company adopted a plan to discontinue the operations of its third-party contract manufacturing business at its Draper, Utah facility. On August 10, 2007, the Company completed the sale of certain assets of its third-party contract manufacturing business, including inventory, property and equipment, and accounts receivable, for a total of $3,444 consisting of $800 cash received at closing and notes receivable of $2,644. The Company retained assets that are associated with manufacturing and packaging its Sensé™ skin and beauty care products and continues to manufacture these products at the Draper, Utah facility. The results of the third-party contract manufacturing operations have been classified as “discontinued operations” for all periods.

Note A — Summary of Significant Accounting Policies

Product return policy, page F-14

4.              You state here that you issue refunds in the form of an original payment or with product or credit on account.  Please tell us:

•                  The journal entry you make at the time of the actual exchange of product returned to you when the form of the refund is with product.  Show us the entries when the return involves a) expired or damaged products and b) unexpired or undamaged products; and

•                  The pre-tax dollar amount recorded in your consolidated results of operations during each of the three fiscal years presented for returns when the form of refund is with product.

In response to the Staff’s comment, the Company has provided the following information:

a)                The following journal entries are recorded when expired or damaged product is received from the customer:

Debit — Sales Returns (netted within net sales on the income statement)

Credit — Customer cash on account (Current liability on balance sheet)

After the return is processed, a new order is created and the following journal entries are recorded:

Debit — Customer cash on account (current liability on balance sheet)

Credit — Product Sales (netted within net sales on the income statement)

Debit — Cost of Goods Sold (income statement)

Credit — Inventory (current asset on balance sheet)

b)               The following journal entries are recorded when resalable product is received from the customer:

Debit — Sales Returns (netted within net sales on the income statement)

Credit — Customer cash on account (current liability on balance sheet)

Debit — Inventory (current asset on balance sheet)

Credit — Cost of Goods Sold (income statement)

After the return is processed, a new order is created and the following journal entries are recorded:

Debit — Customer cash on account (current liability on balance sheet)

Credit — Product Sales (netted within net sales on the income statement)

Debit — Cost of Goods Sold (income statement)

Credit — Inventory (current asset on balance sheet)

The pre-tax dollar amount recorded in the Company’s consolidated results of operations for returns when the form of refund is with product were $3.2, $3.9, and $3.7 million for the fiscal years 2006, 2007, and 2008, respectively and represented less than one percent (1%) of the Company’s net sales during each respective year.

Note K — Commitments and Contingencies, page F-21

5.              Please revise your disclosure to clarify whether a material loss is reasonably possible, rather than reasonably probable.  If any of the material contingencies is reasonably possible, disclose the nature of the contingency and an estimate of the possible loss or range of loss. If it is not possible to estimate an amount or range of loss, that fact should be disclosed.

In accounting for material legal matters and other contingencies, the Company follows the guidance in SFAS No. 5, “Accounting for Contingencies,” under which loss contingencies are accounted for based upon the likelihood of an impairment of an asset or the incurrence of a liability. If a loss contingency is “probable” and the amount of loss can be reasonably estimated, it is accrued and disclosure is made. If a loss contingency is “probable” but the amount of loss cannot be reasonably estimated, disclosure is made. If a loss contingency is “reasonably possible,” disclosure is made, including the potential range of loss, if determinable. Loss contingencies that are “remote” are neither accounted for nor disclosed.

In response to the Staff’s request, the Company has reviewed its contingencies disclosure under Note K on page F-21 of the 2008 Form 10-K. The intent of the Company’s disclosure, based on the contingencies that existed during the period covered by the 2008 Form 10-K, was to communicate that the likelihood (as opposed to probability) of an adverse outcome against the Company in connection with any particular loss contingency was remote. In future filings, the Company will continue to follow the guidance of SFAS No. 5 in accounting for loss contingencies. If, during a future reporting period, the Company determines that a loss contingency is remote, the Company’s contingency footnote disclosure will indicate that the likelihood of an adverse outcome against the Company is remote.

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In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comments. Please advise us at your earliest convenience if you have any questions or require additional information. Please direct any questions to the undersigned at (801) 954-7672. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jeffrey Yates
Jeffrey Yates
Vice President & Chief Financial Officer

cc:	Kei Ino, Staff Accountant, Securities and Exchange Commission
Gus Rodriguez, Accounting Branch Chief, Securities and Exchange Commission